The Wet Seal, Inc.
26972 Burbank
Foothill Ranch, CA 92160

April 8, 2013

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Post Effective Amendment to Registration Statement on Form S-3
File No. 333-95235
Form AW - Application for Withdrawal of Amendment

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, The Wet Seal, Inc. (the “Registrant”), hereby requests the withdrawal of its Post-Effective Amendment, filed with the Securities and Exchange Commission (the “Commission”) on April 2, 2013, to the Registrant’s Registration Statement on Form S-3 (File No. 333-95235) (the “Registration Statement”) filed with the Commission on January 24, 2000.

As discussed with Brigitte Lippmann of the Staff of the Commission, the Registrant is requesting that the above-referenced Post-Effective Amendment be withdrawn because the Registration Statement was not declared effective by the Commission. Accordingly, the Registrant will file a Form RW to withdraw the Registration Statement after the filing of this Form AW.

The Registrant confirms that no securities have been sold pursuant to the Registration Statement.

Sincerely,

THE WET SEAL, INC.

By:	/s/ Steven H. Benrubi
Name:	Steven H. Benrubi
Title:	Executive Vice President and Chief Financial Officer